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19008185

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8-69092

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ocean Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 NW 42ND AVENUE, SUITE 604
(No. and Street)

MIAMI (City) FL (State) 33126 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manuel M. del Cañal (305) 461-6951
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Morrison, Brown, Argiz & Farra
(Name - if individual, state last, first, middle name)

1450 Brickell Avenue, 18th Floor (Address) Miami (City) FL (State) 33131 (Zip Code)

Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Manuel M del Cañal, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Ocean Financial Services LLC, as of December 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Subscribed and sworn
to before me
this 28 day of February 2019

Notary Public

JANET RODRIGUEZ
Notary Public – State of Florida
Commission # GG 092235
My Comm. Expires Apr 9, 2021
Bonded through National Notary Assn.

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Repot
- [√] 0 Report of Independent Registered Public Accounting Firm on Exemption

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

CONTENTS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Ocean Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ocean Financial Services, LLC (the "Company"), (A Wholly-Owned Subsidiary of OFS Holdings, LLC.) as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ocean Financial Services, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ocean Financial Services, LLC's management. Our responsibility is to express an opinion on Ocean Financial Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ocean Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Company is dependent on its member to provide financial support for its operations. The Company's ability to continue operations is dependent upon the member's willingness and ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Ocean Financial Services, LLC's financial statements. The supplemental information is the responsibility of Ocean Financial Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

We have served as Ocean Financial Services, LLC's auditor since 2013.

Miami, Florida
February 28, 2019

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash	$436,120
Deposit with clearing broker	125,000
Accounts recievable	101,119
Securities owned at fair value	99,195
Other assets	70,521
Receivable from clearing broker	62,235
Cash with clearing broker	25,821
Prepaid expenses	13,068
Property and equipment, net	9,380
Total Assets	$942,459

LIABILITIES AND MEMBERS' EQUITY

Commission payable	$55,285
Accounts payable and accrued expenses	54,108
Payable to related party	31,551
Total Liabilities	140,944
COMMITIMENTS AND CONTINGENCIES (NOTES 8 AND 10)	
Member's equity	801,515
Total Liabilities and Member's Equity	$942,459

The accompanying notes are an integral part of the financial statements.

VAN CLEMENS & CO., INC.
INVESTMENT SECURITIES · EST. 1975

March 1, 2019

SEC
175 W Jackson Boulevard
Suite 1450
Chicago, IL 60604

SEC
100 F Street, NE
Washington, DC 20549

Re: Annual Audit Submission for SEC File Number 8-18414

To whom it may concern:

On February 27, 2019, I overnighted to you the annual audit documents for Van Clemens & Co., Inc. I included some documents from our auditor but realized I did not include the proper ones to go along with our annual filing.

I therefore am resubmitting the entire packet of "proper" documents for your review.

Please contact me if you have any questions.

Regards,

Basil Joseph, CCO/CFO
Van Clemens & Co., Inc.
612-758-9141